SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Ambarella, Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G037AX101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 16 Pages

Exhibit Index Contained on Page 15

CUSIP NO. G037AX101	13 G	Page 2 of 16

1	NAME OF REPORTING PERSON Benchmark Capital Partners IV, L.P. (“BCP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,029,881 shares, except that Benchmark Capital Management Co. IV, L.L.C. (“BCMC IV”), the general partner of BCP IV, may be deemed to have sole power to vote these shares, and Bruce W. Dunlevie (“Dunlevie”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”) and Steven M. Spurlock (“Spurlock”), the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

2,029,881 shares, except that BCMC IV, the general partner of BCP IV, may be deemed to have sole power to dispose of these shares, and Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,029,881
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.8%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. G037AX101	13 G	Page 3 of 16

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund IV, L.P. (“BFF IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

581,763 shares, except that BCMC IV, the general partner of BFF IV, may be deemed to have sole power to vote these shares, and Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

581,763 shares, except that BCMC IV, the general partner of BFF IV, may be deemed to have sole power to dispose of these shares, and Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	581,763
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.2%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. G037AX101	13 G	Page 4 of 16

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund IV-A, L.P. (“BFF IV-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

75,918 shares, except that BCMC IV, the general partner of BFF IV-A, may be deemed to have sole power to vote these shares, and Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

75,918 shares, except that BCMC IV, the general partner of BFF IV-A may be deemed to have sole power to dispose of these shares, and Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	75,918
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.3%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. G037AX101	13 G	Page 5 of 16

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund IV-B, L.P. (“BFF IV-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

22,600 shares, except that BCMC IV, the general partner of BFF IV-B, may be deemed to have sole power to vote these shares, and Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

22,600 shares, except that BCMC IV, the general partner of BFF IV-B, may be deemed to have sole power to dispose of these shares, and Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	22,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. G037AX101	13 G	Page 6 of 16

1	NAME OF REPORTING PERSON Benchmark Capital Management Co. IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,150,520 shares, of which 2,029,881 are directly owned by BCP IV, 581,763 are directly owned by BFF IV, 75,918 are directly owned by BFF IV-A, 22,600 are directly owned by BFF IV-B and 440,358 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A and BFF IV-B, may be deemed to have sole power to vote these shares, and Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

3,150,520 shares, of which 2,029,881 are directly owned by BCP IV, 581,763 are directly owned by BFF IV, 75,918 are directly owned by BFF IV-A, 22,600 are directly owned by BFF IV-B and 440,358 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A and BFF IV-B, may be deemed to have sole power to dispose of these shares, and Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,150,520
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	12.1%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. G037AX101	13 G	Page 7 of 16

1	NAME OF REPORTING PERSON Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

3,150,520 shares, of which 2,029,881 are directly owned by BCP IV, 581,763 are directly owned by BFF IV, 75,918 are directly owned by BFF IV-A, 22,600 are directly owned by BFF IV-B and 440,358 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A and BFF IV-B, and Dunlevie, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

3,150,520 shares, of which 2,029,881 are directly owned by BCP IV, 581,763 are directly owned by BFF IV, 75,918 are directly owned by BFF IV-A, 22,600 are directly owned by BFF IV-B and 440,358 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A and BFF IV-B, and Dunlevie, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,150,520
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	12.1%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. G037AX101	13 G	Page 8 of 16

1	NAME OF REPORTING PERSON J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

3,150,520 shares, of which 2,029,881 are directly owned by BCP IV, 581,763 are directly owned by BFF IV, 75,918 are directly owned by BFF IV-A, 22,600 are directly owned by BFF IV-B and 440,358 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A and BFF IV-B, and Gurley, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

3,150,520 shares, of which 2,029,881 are directly owned by BCP IV, 581,763 are directly owned by BFF IV, 75,918 are directly owned by BFF IV-A, 22,600 are directly owned by BFF IV-B and 440,358 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A and BFF IV-B, and Gurley, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,150,520
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	12.1%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. G037AX101	13 G	Page 9 of 16

1	NAME OF REPORTING PERSON Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

3,150,520 shares, of which 2,029,881 are directly owned by BCP IV, 581,763 are directly owned by BFF IV, 75,918 are directly owned by BFF IV-A, 22,600 are directly owned by BFF IV-B and 440,358 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A and BFF IV-B, and Harvey, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

3,150,520 shares, of which 2,029,881 are directly owned by BCP IV, 581,763 are directly owned by BFF IV, 75,918 are directly owned by BFF IV-A, 22,600 are directly owned by BFF IV-B and 440,358 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A and BFF IV-B, and Harvey, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,150,520
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	12.1%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. G037AX101	13 G	Page 10 of 16

1	NAME OF REPORTING PERSON Robert C. Kagle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

3,150,520 shares, of which 2,029,881 are directly owned by BCP IV, 581,763 are directly owned by BFF IV, 75,918 are directly owned by BFF IV-A, 22,600 are directly owned by BFF IV-B and 440,358 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A and BFF IV-B, and Kagle, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

3,150,520 shares, of which 2,029,881 are directly owned by BCP IV, 581,763 are directly owned by BFF IV, 75,918 are directly owned by BFF IV-A, 22,600 are directly owned by BFF IV-B and 440,358 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A and BFF IV-B, and Kagle, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,150,520
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	12.1%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. G037AX101	13 G	Page 11 of 16

1	NAME OF REPORTING PERSON Steven M. Spurlock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

3,150,520 shares, of which 2,029,881 are directly owned by BCP IV, 581,763 are directly owned by BFF IV, 75,918 are directly owned by BFF IV-A, 22,600 are directly owned by BFF IV-B and 440,358 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A and BFF IV-B, and Spurlock, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

3,150,520 shares, of which 2,029,881 are directly owned by BCP IV, 581,763 are directly owned by BFF IV, 75,918 are directly owned by BFF IV-A, 22,600 are directly owned by BFF IV-B and 440,358 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A and BFF IV-B, and Spurlock, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,150,520
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	12.1%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. G037AX101	13 G	Page 12 of 16

ITEM 1(A).	NAME OF ISSUER

Ambarella, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2975 San Ysidro Way

Santa Clara, CA 95051

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Benchmark Capital Partners IV, L.P., a Delaware limited partnership (“BCP IV”), Benchmark Founders’ Fund IV, L.P., a Delaware limited partnership (“BFF IV”), Benchmark Founders’ Fund IV-A, L.P., a Delaware limited partnership (“BFF IV-A”), Benchmark Founders’ Fund IV-B, L.P., a Delaware limited partnership (“BFF IV-B”), Benchmark Capital Management Co. IV, L.L.C., a Delaware limited liability company (“BCMC IV”), and Bruce W. Dunlevie (“Dunlevie”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), and Steven M. Spurlock (“Spurlock”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A and BFF IV-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP IV, BFF IV, BFF IV-A and BFF IV-B. Dunlevie, Gurley, Harvey, Kagle, and Spurlock are members of BCMC IV and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP IV, BFF IV, BFF IV-A and BFF IV-B.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Benchmark Capital

2480 Sand Hill Road, Suite 200

Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP

BCP IV, BFF IV, BFF IV-A and BFF IV-B are Delaware limited partnerships. BCMC IV is a Delaware limited liability company. Dunlevie, Gurley, Harvey, Kagle, and Spurlock are United States citizens.

ITEM 2(D) AND (E).     TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Ordinary Shares

CUSIP # G037AX101

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. G037AX101	13 G	Page 13 of 16

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of BCP IV, BFF IV, BFF IV-A and BFF IV-B, and the limited liability company agreement of BCMC IV, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. G037AX101	13 G	Page 14 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

BENCHMARK CAPITAL PARTNERS IV, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV-A, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. IV, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

BRUCE W. DUNLEVIE
J. WILLIAM GURLEY
KEVIN R. HARVEY
ROBERT C. KAGLE
STEVEN M. SPURLOCK

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. G037AX101	13 G	Page 15 of 16

EXHIBIT INDEX

Found on
Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	16

CUSIP NO. G037AX101	13 G	Page 16 of 16

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Ordinary Shares of Ambarella, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2013

BENCHMARK CAPITAL PARTNERS IV, L.P., a
Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV, L.P., a
Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV-A, L.P., a
Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV-B, L.P., a
Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. IV,
L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

BRUCE W. DUNLEVIE
J. WILLIAM GURLEY
KEVIN R. HARVEY
ROBERT C. KAGLE
STEVEN M. SPURLOCK

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.